UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-40375

E-home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 14, 2026, the board of directors (the “Board”) of E-Home Household Service Holdings Limited (the “Company”) approved the appointment of Xiaojing Wu as the Co-Chief Executive Officer of the Company and a director of the Board, effective immediately.

Ms. Wu, age 36, has served as Director of the Office at Hebei Yunying Dongshan Hotel Co., Ltd. since September 2023, where she is responsible for overseeing the company's administrative, logistical, and external liaison functions. From April 2020 to September 2023, Ms. Wu served as Office Supervisor at Qinhuangdao Tourism Investment Hotel Management Co., Ltd., where she was responsible for administrative coordination, operational support, and quality management. Ms. Wu received a bachelor’s degree in Human Resource Management from Wuhan University of Science and Technology in 2016.

There are no arrangements or understandings between Ms. Wu and any other person or persons pursuant to which Ms. Wu was appointed as a director of the Company, and there is no family relationship between Ms. Wu and any other director or executive officer of the Company or any person nominated or chosen by the Company to become a director or executive officer. There are no transactions between the Company and Ms. Wu that are reportable pursuant to the rules prescribed under Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2026

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer